UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11,2011 (the “Original Schedule 13D”), with Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2011 (“Amendment No. 1”).

Item 4.               Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons did not participate in the October 2011 tender, therefore increasing the percentage of shares held.

Item 5.               Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 9,857,172 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 40.6% of the 24.302 million Shares outstanding as of October 20, 2011, as reported by the Fund.  As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM,  PLUS and the Segregated Accounts owned directly 909,270, 910,048, 910,799, 910,967, 5,203, 910,921,  87,338 and 5,212,626 Shares, respectively, representing approximately 3.74%, 3.74%, 3.75%, 3.75%, 0.021%, 3.75%, 0.36% and 21.45%, respectively, of the 24.302 million Shares outstanding as of October 20, 2011, as reported by the Fund.

The resulting ownership in excess of 3% of the outstanding voting shares of the Fund by BMI, EWF, FREE, GEM, and IEM, respectively, resulted from a tender instituted by the Fund which had the effect of reducing the total amount of the Fund's voting shares outstanding, and not as a result of a direct purchase or acquisition of Fund shares by BMI, EWF, FREE, GEM, and IEM.

Such ownership in excess of 3% of the Fund's shares by BMI, EWF, FREE, GEM, and IEM is therefore specifically exempted from Section 12(d)(1)(A) of the Investment Company Act of 1940.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 9, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director